Press Release
 August 2, 2005

$3,237,500 FLOW THROUGH PRIVATE PLACEMENT

Virginia Gold Mines Inc. (“Virginia”) announces that it has negotiated a private placement financing with four major Flow through Funds. The financing consists of 350,000 flow-through common shares at a price of $9.25 per share, which represents a 22.5% premium to today’s closing price (August 2, 2005) for proceeds of $3,237,500. A finders fee will be paid on this transaction to Wellington West Capital Markets.

The proceeds from the offering will be used to fund exploration on its Éléonore project on which Virginia Gold Mines has announced a significant gold discovery and on other active exploration projects. This financing is subject to approval by regulatory authorities.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Quebec with working capital of over $30 million, debt free, and with approximately 45 million shares issued and outstanding. Virginia’s shares trade on the Toronto Stock Exchange (TSX) under the symbol VIA. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

For additional information, please contact:

André Gaumond, President
Paul Archer, V.P. Exploration (QP)
Amélie Laliberté, Investor Relations
Tel.:(800) 476-1853 – (418) 694-9832
Fax: (418) 694-9120
Email: mines@virginia.qc.ca
Web : www.virginia.qc.ca